Prospectus	Filed Pursuant to Rule 424(b)(3) File No. 333-160449

FUSHI COPPERWELD, INC.

1,240,529 SHARES OF COMMON STOCK

This prospectus relates to the resale of  (i) 940,529 shares of our common stock, par value $0.006 per share (the “Common Stock”) and (ii) 300,000 shares of Common Stock underlying warrants being offered by the Selling Stockholders identified in this prospectus (collectively, the “Shares”).

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.  See “Use of Proceeds” on page 5. We have agreed to pay the expenses in connection with the registration of these Shares.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “FSIN.”  The closing price for our shares of Common Stock on January 14, 2010 was $10.90.

Investing in our securities involves various risks. See “Risk Factors” on page 3 for more information on these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 15, 2010

PROSPECTUS SUMMARY

The following summary, because it is a summary, may not contain all the information that may be important to you. This prospectus incorporates important business and financial information about the Company that is not included in, or delivered with this prospectus.  Before making an investment, you should read the entire prospectus carefully. You should also carefully read the risks of investing discussed under “Risk Factors” and the financial statements included in our other filings with the SEC, including in our Annual Report on Form 10-K, which we filed with the SEC on March 16, 2009, as amended by the Current Report on Form 8-K filed on January 13, 2010, and amended on January 15, 2010, and in our Quarterly Reports on Form 10-Q which we filed with the SEC on May 11, 2009, August 10, 2009 and November 9, 2009, respectively. This information is incorporated by reference into this prospectus, and you can obtain it from the SEC as described below under the headings “Where You Can Find Additional Information About Us” and “Incorporation of Certain Documents by Reference.”

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Fushi Copperweld, Inc., 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100, and our telephone number is (011)-86-411-8770-3333.

The Offering

Common Stock being offered by Selling Stockholders	Up to 1,240,529 shares

NASDAQ Symbol	FSIN

Risk Factors
The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 3.

Our Company

We believe that we are the global leader in developing, designing, manufacturing, marketing, and distributing bimetallic wire products, principally copper-clad aluminum (“CCA”) and copper-clad steel (“CCS”).  Our products are primarily focused on serving end-user applications in the telecommunication, electrical utility, and transportation (including automotive) markets.  Our products are engineered conductors, rather than commodity products, that offer favorable end-use characteristics.  These characteristics include one or more of the following: weight savings, increased flexibility of end-products, increased tensile strength, increased theft resistance, and equivalent RF resistance qualities, when compared to solid copper or solid aluminum conductors. We add value through innovative design and engineering, excellence in manufacturing, superior product quality, and our commitment to the highest level of customer service.  With the exception of utility grounding and distribution applications, the majority of our finished products become components of a wide variety of end-use products.  Bimetallic products offer weight, strength and economic advantages as a replacement for solid copper in our targeted applications.

Through our wholly owned operating subsidiary, Fushi International (Dalian), we are engaged in developing, designing, manufacturing, marketing and distributing copper cladded bi-metallic engineered conductor products, principally CCA wire. Our Dalian facility primarily services the Asia-Pacific region, and specifically the PRC market. Through our CCA products, we believe that we are the leading provider of bimetallic wire in terms of quality, capacity, and products sold in the PRC market. In the first quarter of 2008, we expanded our product offerings and production capabilities in the PRC by transferring higher capacity CCA machinery, which utilizes superior cladding technology from our Copperweld Bimetallics, LLC operations,  to our Dalian facility. In 2009, we expect to further expand our production capabilities in Dalian through additional CCA machinery and the introduction of large scale CCS production capacity.  We believe that adding CCS manufacturing to our Dalian facility will increase opportunities for utility grounding sales, electrified railway applications, and CATV products.

Our other wholly-owned operating subsidiary, Copperweld Bimetallics, LLC (“Copperweld”), operates two manufacturing facilities, located in Fayetteville, Tennessee and Telford, England. At these facilities we develop, design, manufacture, market and distribute copper-cladded bimetallic engineered conductor products, principally CCA and CCS. We believe that as a result of the business conducted at these two facilities, Copperweld is the leading provider of bimetallic wire in the North American, European, Middle Eastern and North African markets.

The PRC is the largest market for our products; however, we are a worldwide provider. During 2008, we shipped 37,291 metric tons of bimetallic products to over 300 customers in 38 countries.

Our executive offices are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100, Telephone number: (011)-86-411-8770-3333.

RISK FACTORS

Investing in our securities involves risk. Before making an investment decision, you should carefully consider the risks described below and the risks described in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Recently announced tightened controls on the convertibility of RMB into foreign currency have made it more difficult to make payments in U.S. dollars and  fund business and operating activities of our subsidiaries located outside of China.

Substantially all of the cash on our balance sheet is in RMB.  Recently tightened restrictions on currency exchanges has considerably limited our ability to convert our cash in RMB to make payments in U.S. dollars or fund business and operating activities of our subsidiaries located outside of China, which has had the most significant impact on our ability to support Copperweld’s operations in Fayetteville, TN.  Although as of September 30, 2009, our PRC subsidiaries could legally pay approximately $116.4 million in dividends, our PRC subsidiaries have never paid dividends to our non-PRC subsidiaries and parent company and do not intend to do so for the foreseeable future. Historically our Dalian subsidiary has provided financial support to our non-PRC subsidiaries and our parent company to meet their cash requirements by the transferring of its operation fund to those entities, and we expect that it will continue to do so over the next 12 months, which may include providing the funds needed to meet our obligations under the the line of credit with Wells Fargo in whicn approximately $4.0 million is currently outstanding. The transferring of its operation fund from Dalian to our non-PRC subsidiaries and parent company during 2008 and the nine months ended September 30, 2009 was $6.1 million and $9.6 million, respectively. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of RMB for capital account items, including direct investment and loans, is subject to the approval of the PRC State Administration for Foreign Exchange, or SAFE, and other relevant authorities, and companies are required to open and maintain separate foreign exchange accounts for capital account items. As an example, the new SAFE restrictions caused a delay in our ability to convert and provide intracompany loans to our US subsidiary to pay interest on our outstanding HY Notes and Convertible Notes, which required us to raise capital from outside sources to allow for such payments to be made through Copperweld. We cannot assure you that the Chinese regulatory authorities will not impose new or more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.  Any adverse actions by SAFE could affect our ability to get cash, by means of loans or capital contributions, to our parent company and our non-PRC subsidiaries in order to fund operations and to meet our payment obligations under the Notes Purchase Agreement with Citadel and the Forbearance Agreement with Wells Fargo.  Our failure to meet these obligations under could result in a significant increase as default interest payments under the obligations with Citadel and result in the acceleration of the amounts due to Wells Fargo, which may trigger certain cross-defaults under the HY Notes and Convertible Debentures, including acceleration of the amounts due thereunder.  Any of these consequences could have a material adverse effect on our cash flows.

Previously, we were not in compliance with certain financial covenants in our Financing Agreement with Wells Fargo, and may not be able to further extend the forbearance period under the Forbearance Agreement, as amended, with Wells Fargo, which could have a material adverse impact on Copperweld’s operations.

For both quarters ended on June 30, 2009 and March 31, 2009, Copperweld reported a negative fixed charge ratio due to the loss incurred on a rolling 12 months basis, and as a result was in violation of maintaining a fixed charge ratio of at least 1.0 to 1.0 under the financing agreement with Wells Fargo. This was the sole violation of the covenants under the terms of the revolving line of credit agreement with Wells Fargo. As of September 30, 2009, we had $4.0 million in borrowings outstanding under the line of credit. The default did not result in any cross defaults under our other existing debt, however, on May 6, 2009, Wells Fargo exercised its right to implement a 2% additional default rate of interest effective April 1, 2009 for the March 31 covenant violation.  Although Wells Fargo had the right to accelerate the amounts outstanding they did not exercise such right and on August 11, 2009 we entered into a Forbearance Agreement with them which expired on the earlier of October 31, 2009, Prior to the expiration on October 27, 2009, we entered into an amendment to the Forbearance Agreement which extends the forbearance period to January 31, 2010. Entering into this agreement is one of several steps we have taken to mitigate our liquidity concerns, however, we can provide no assurance that we will have sufficient resources either in the US or through intercompany loans from our PRC subsidiary to fund our cash needs in the future. If we are not in compliance with the covenants under the Financing Agreement or the Forbearance Agreement, Wells Fargo would be entitled to accelerate our outstanding debt, and we may be unable to negotiate another forbearance agreement with them.  If our outstanding debt is accelerated, the payment of the accelerated debt will have a material adverse impact on the working capital and cash flows of Copperweld’s operations.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. Any forward-looking statements are based on our current expectations and projections about future events and are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.  These risks and uncertainties include, but are not limited to:

•	Fluctuating copper prices that impact our business and operating results;

•	A significant portion of our sales are derived from a limited number of customers and our results of operations could be adversely affected if we lose these customers;

•	Dependence on a few suppliers for a significant portion of our raw materials, and any interruption of production at our key suppliers will affect our results of operations and financial performance;

•	Due to increased volatility of raw materials prices, the timing lag between our raw materials purchases and product pricing can negatively impact our profitability;

•	Substantial defaults by our customers in accounts receivable, which could have a material adverse affect on our liquidity;

•
We do not maintain product liability insurance in the PRC, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our property, or claims filed against us;

•
Recently announced tightened controls on the convertibility of the Renminbi into foreign currency have made it more difficult to make payments in U.S. Dollars or fund business activities outside of China; and

•	Changes in policies of the PRC Government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors described herein or in any document incorporated by reference into this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we currently expect. You should assume that the information appearing in this prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above, as well as the risk factors referred to on page 3 of this prospectus and incorporated herein by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus and any document incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The proceeds from the sale of the Shares will belong to the Selling Stockholders. We will receive proceeds of up to $1,675,000 if all of the warrants held by Selling Stockholders are exercised.

SELLING STOCKHOLDERS

The following table sets forth as of November 23, 2009, information regarding the current beneficial ownership of our Common Stock by the Selling Stockholders, based on information provided to us by the Selling Stockholders, which we have not independently verified. Although we have assumed for purposes of the table that the Selling Stockholders will sell all of the Shares offered by this prospectus, because the Selling Stockholders may from time to time offer all or some of the Shares under this prospectus or, in another manner, no assurance can be given as to the actual number of shares that will be resold by the Selling Stockholders or that will be held after completion of the resales. In addition, the Selling Stockholders may have sold or otherwise disposed of shares in transactions exempt from the registration requirements of the Securities Act or otherwise since the date the Selling Stockholders provided information to us.

Shares issued in Connection with Settlement Agreement

Of the Shares being offered under this prospectus, 100,000 shares being registered by Kuhns Brothers, Inc. were released to Kuhns from an escrow account that had been established in October 2007.  Pursuant to a Settlement and Forbearance Agreement and Release between Kuhns  Brothers, Inc. and certain of its affiliates on May 19, 2009, Kuhns agreed to reduce a judgment entered against us in August 2008 in the amount of $7,197,794, plus interest and attorney’s fees, to $7,000,000.  The judgment was to be satisfied in full no later than January 15, 2010 through a combination of cash and shares.  As partial payment of the judgment we paid $1,000,000 in cash, plus interest of $29,922.61 and released from escrow to Kuhns a stock certificate for the 100,000 shares of common stock, which together with the cash had been held in an escrow account, that was governed by an escrow agreement between us and Kuhns, dated October 3, 2007.  As part of the terms of the settlement agreement, in June 2009 we also deposited a stock certificate in the amount of 2,200,000 shares in a separate escrow account.  We were obligated to have a registration statement registering the shares declared effective by October 3, 2009.  Upon effectiveness, Kuhns would have been able to sell from time to time and receive proceeds from the sale of such number of shares in the escrow account necessary to satisfy the remaining amount of the judgment.  As a result of our failure to have the registration statement timely declared effective, under the terms of the settlement agreement, Kuhns elected to receive 1,370,752 shares as restricted shares from the escrow account in full satisfaction of the judgment, which as of October 4, 2009, was in the principal amount of $5,626,993 with $184,997 in accrued interest.  The per share value of the 1,370,752 shares released from the escrow was equal to fifty percent (50%) of the daily volume weighted average price of the Common Stock on the Nasdaq Global Select market as reported by Bloomberg for the ten trading days before the date of delivery of the shares to Kuhns, which was equal to $4.24 per share.  The remaining 829,248 shares in escrow shall be released to us and cancelled.

Mr. John D. Kuhns, the President and Chief Executive Officer of Kuhns, served as a director of the Company from December 2005 to July 2007.  Between May 2005 and September 2006, Kuhns was engaged to provide investment banking and financial advisory services to the Company.  Kuhns Brothers Securities Corp., an affiliate of Kuhns is a registered broker/dealer.

Shares issued in Connection with Financing Transaction

Of the shares being offered under this prospectus 700,000 shares, includes 400,000 shares of Common Stock and 300,000 shares of Common Stock in the aggregate underlying Series A, B and C warrants (collectively the “Warrants”), which were sold and originally issued to Guerrilla Partners, LLC (“Guerrilla”) in a private placement transaction on February 23, 2009, pursuant to the terms of a Securities Purchase Agreement (the “Financing”).  The aggregate purchase price was $1,920,000. The 100,000 Series A warrants are exercisable at $5.25 per share, the 100,000 Series B warrants are exercisable at $5.50 per share and the 100,000 Series C warrants are exercisable at $6.00 per share. The expiration date of the Series A, B and C warrants is the later of (i) eighteen (18) months after the issuance date of the warrant or (ii) twelve (12) months after the effective date of the Registration Statement under which the resale of the shares underlying the Series A, B and C warrants has been registered under the Securities and Exchange Act. Except for the exercise price, the warrants are identical. The shares of common stock underlying the Warrants are being registered in the registration statement, of which this resale prospectus forms a part. Pursuant to the terms of a Registration Rights Agreement entered into between us and Guerrilla, we agreed to register the shares of Common Stock and the shares of Common Stock underlying the warrants on a registration statement that we file, which relates to an offering of equity securities for our own account or the account of others under the Securities Act.  In connection with the closing of the Financing, Guerrilla executed a lock-up agreement.  Except for permitted transfers to affiliates, employees and consultants, Guerrilla agreed not to offer, sell, contract to sell, assign, transfer, hypothecate, pledge or grant a security interest in, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise, directly or indirectly) any of the securities purchased in the Financing until the date that twelve (12) months following the closing date of the Financing, which is February 23, 2010.  Subsequent to the closing of the Financing, Guerrilla transferred 200,000 shares of Common Stock and 30,000 Series B warrants to Hua-Mei 21st Century Partners, LP, 100,000 Series A warrants, 40,000 Series B warrants and 100,000 Series C warrants to Hua-Mei 21st Century, LLC, and 200,000 shares of Common Stock and 30,000 Series B warrants to Guerilla Partners, LP.

Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP and Hua-Mei 21st Century, LLC are affiliated entities.  Peter Siris is a General Partner of Guerrilla and Hua-Mei 21st Century Partners, LP and is the sole member of Hua-Mei 21st Century LLC.  None of Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP and Hua-Mei 21st Century LLC, nor its affiliates, have held any position, office, or other material relationship with the Company or any of its affiliates within the past three years.

Shares issued upon Repurchase of Notes

Of the Shares being offered under this prospectus, 440,529 shares of our Common Stock (the “CEF Shares”), were issued on August 24, 2009 to Citadel Equity Fund Ltd. (“CEF”) pursuant to a Notes Purchase Agreement dated as of August 13, 2009 between us and CEF (the “NPA”).  We originally issued 200 Notes of our 3.0% Guaranteed Senior Secured Convertible Notes due 2012 of US $100,000 principal amount each (the “CB Notes”), convertible into shares of our common stock pursuant to an indenture, dated as of January 25, 2007, among the Company, Fushi Holdings, Inc., as guarantor and The Bank of New York, as trustee (the “Indenture”).  CEF is currently the sole beneficial holder of the remaining 50 Notes (the “Notes”) with an aggregate principal amount of US$5,000,000.  Pursuant to the terms of the NPA, we are repurchasing the Notes from CEF and cancelling them.  The aggregate price to repurchase the Notes is based upon the timing of our repurchase.  The repurchase price is 200% of the face value of the Notes through October 9, 2009 (the “First Closing Date”), and from October 10, 2009 through November 9, 2009, (the “Second Closing Date”) the repurchase price is 202% of the face value of the Notes.  In the event any Notes remaining outstanding after the First Closing Date are not repurchased in full by the Second Closing Date, the Company shall pay default interest in the amount of five percent (the “Default Amount”) of the amount of the repurchase price outstanding, which shall be paid no later than 15 business days from the Second Closing Date.  If the Company fails to pay the Default Amount within the 15 business day period, Citadel shall have the right to exercise any right or remedy it may have under the NPA including, without limitation, the right to sell any or all Notes failed to be repurchased by the Company on such terms as Citadel may see fit.  If the price received by Citadel from any such sale is less than the Default Amount it would have been entitled to receive, the Company shall upon demand by Citadel pay the difference to Citadel in cash. Citadel has agreed to take all such further actions necessary to provide for the full discharge of the Indenture and the release of any and all liens by Citadel on the equity interests of the Company upon the payment in full of the repurchase price.

In consideration of the obligations by the Company under the NPA, Citadel agreed (1) so long the Company is not in violation of its obligations under the NPA, to waive its rights as a holder of the Notes to require a repurchase of the Notes by the Company pursuant to the Indenture to the extent applicable, (2) so long as the Company is not in violation of its obligations under the NPA, with respect to the Notes to be sold in accordance with the NPA, to not, on or before the applicable Closing Date, sell, transfer, pledge, convey or otherwise dispose of its interest in such Notes, exercise any right to convert such Notes to common stock of the Company or exercise or instruct the trustee to exercise any rights or remedies that the holders of such Notes have against the Company under the Indenture, (3) upon the Company’s payment in full of the repurchase price, to execute a document to terminate the Amended and Restated Investor Rights Agreement entered into on June 4, 2008 by and between Citadel, the Company and certain affiliates of the Company named therein (the “Rights Agreement”) and (4) so long as the Company is not in violation of its obligations under the NPA and subject to payment in full of the repurchase price, from the date of the NPA, to suspend the obligations of the Company’s compliance with the Company’s covenants in Article 4 of the Indenture, to waive any Defaults or Events of Default (as defined in the Indenture) that may currently or may then exist under the Indenture and to waive its rights under Section 3 of the Rights Agreement relating to its right of first refusal for future securities offerings.

The issuance of the CEF Shares satisfied our obligation to repurchase at least 20 Notes, representing approximately $4,000,000 of the repurchase price (based on $9.08 per share) before October 9, 2009.  On the Second Closing Date, we paid $6,060,000 in cash to CEF, in full satisfaction of our obligation to repurchase the remaining 30 Notes. We agreed to register the CEF Shares on the registration statement of which this prospectus forms a part and have the registration statement declared effective no later than the Second Closing Date.  As a result of our failure to go effective on a timely basis, we are obligated to pay to CEF an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of US $4,000,000 on the Second Closing Date and on each monthly anniversary of the Second Closing Date, up to a maximum aggregate payment of $400,000.   If we fail to pay any liquidated damages in full within seven business days after the date payable, we will pay interest thereon at a rate of 15% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to CEF, accruing daily from the date such liquidated damages are due until the amounts, plus interest thereon, are paid in full.

Other than their ownership of the Notes, neither CEF, nor any of its affiliates, have held any position, office or had any other material relationship with the Company or any of its affiliates within the past three years. On November 21, 2007, we registered the resale by Citadel of 2,857,143 shares of common stock underlying the CB Notes on a Registration Statement on Form S-3 (File No. 333-147384).  On January 8, 2008, Citadel exercised its rights under the Indenture and converted $15 million principal amount of the Notes into 2,142,857 shares at a conversion price of $7.00. Of the $40,000,000 of the Company’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “HY Notes”) sold to Citadel in January 2007, Citadel currently holds no HY Notes.

Other than Kuhns Brothers Securities Corp, an affiliate of Kuhns and Citadel Securities LLC and Palaflox Trading LLC, each an affiliate of CEF, none of the Selling Stockholders are broker-dealers, and none of the other Selling Stockholders are affiliates of broker-dealers.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering		Maximum Number of Shares to Be Sold	Shares Beneficially Owned After Offering	Percentage Ownership After Offering (%)
Kuhns Brothers, Inc. (1)	1,590,972	(2)	100,000	1,490,972	7.6%
Guerrilla Partners, LP (3)	270,726	(4)	230,000	40,726	*
Hua-Mei 21st Century Partners, LP (3)	420,360	(5)	230,000	190,360	*
Hua-Mei 21st Century, LLC (6)	240,000	(7)	240,000	0	*
Citadel Equity Fund, Ltd. (8)	1,043,242	(9)	440,529	602,713	*

* Less than one percent.
(1) Mr. John D. Kuhns, the President and Chief Executive Officer of Kuhns is deemed to have voting and investment power over the Shares.
(2) Includes warrants to purchase 86,005 shares of the Company’s Common Stock.
(3) Peter Siris and Leigh S. Curry are General Partners and are deemed to share voting and investment power over the Shares.
(4) Includes Series B warrants to purchase 30,000 shares of the Company’s Common Stock.
(5) Includes Series B warrants to purchase 30,000 shares of the Company’s Common Stock.
(6) Peter Siris is the sole member and is deemed to have sole voting and investment power over the Shares.
(7) Represents Series A warrants to purchase 100,000 shares of the Company’s Common Stock, Series B warrants to purchase 40,000 shares of the Company’s common stock and Series C warrants to purchase 100,000 shares of the Company’s Common Stock.
(8) Citadel Investment Group, L.L.C ("CIG"), provides general administrative and investment-related services to its affiliated entities. Kenneth Griffin, a natural person ("Griffin"), is the President and Chief Executive Officer of CIG.  Citadel Advisors LLC (“CAL”) is the portfolio manager of CEF, and Citadel Derivatives Trading Ltd. ("CDT"), and in such capacities, makes all investment decisions for each such entity.  Citadel Investment Group II, L.L.C. ("CIG II"), is the general partner of Citadel Holdings I LP ("CH-I").  Griffin is the President and Chief Executive Officer of CIG II.  CH-I is the non-member manager of Citadel Securities LLC ("CSL") and, in such capacity, makes all investment decisions for CSL.
(9) Includes 6,530 shares of the Company’s Common Stock and options to purchase 3,800 shares of the Company’s Common Stock held by Citadel Securities LLC, an affiliate of CEF and 5,299 shares of the Company’s Common Stock held by Citadel Derivatives Trading Ltd, an affiliate of CEF. Also includes 587,084 shares of the Company's Common Stock issuable upon conversion of the outstanding Notes held by CEF.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded to or through underwriters, through dealers, through agents or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholders does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because each of the Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any Shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the Shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the Shares by the Selling Stockholders.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

OTHER INFORMATION

In January 2009, we defaulted on the loan interest payments by 15 days due under both our 3.0% Guaranteed Senior Secured Convertible Notes due 2012 and our Guaranteed Senior Secured Floating Rates Notes due 2012. The delay in payment was due to a delay in conversion from RMB to USD caused by the tightening controls on the convertibility of RMB to USD by the PRC StateAdministration for Foreign Exchange, or SAFE. The defaults on these loan interest payments were resolved, full payment was made and the Company has been current in its payment obligations.

LEGAL MATTERS

The validity of the shares of common stock has been passed upon for us by Lewis and Roca LLP, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed on January 13, 2010, and amended on January 15, 2010 have been audited by Frazer Frost, LLP, an independent registered public accounting firm successor entity of Moore Stephens Wurth Frazer and Torbet, LLP, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We have filed a registration statement on Form S-3 with the SEC for the securities we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.Fushicopperweld.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009;

•
Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 11, 2009, for the fiscal quarter ended June 30, 2009, filed on August 10, 2009, and for the fiscal quarter ended September 30, 2009, filed on November 9, 2009;

•
Current Reports on Form 8-K and Form 8-K/A, as applicable, filed on February 17, 2009, February 26, 2009, April 20, 2009, May 26, 2009, August 19, 2009, August 21, 2009, August 28, 2009, September 8, 2009, November 2, 2009, November 30, 2009, January 7, 2010, January 13, 2010 and January 15, 2010; and

•
The description of our Common Stock set forth in our Registration Statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, including any amendments thereto or reports filed for the purpose of updating such description.

All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

1,240,529 SHARES OF COMMON STOCK

FUSHI COPPERWELD, INC.

PROSPECTUS

JANUARY 15, 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.